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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transamerica Securities Sales Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive Street, Suite T-2500
(No. and Street)

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

Los Angeles (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Chuang (213) 741-5797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Securities Sales Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Los Angeles

Signature

President

Title

Notary Public

GINA E. GRUSMAN
Commission # 1439384
Notary Public - California
Los Angeles County
My Comm. Expires Oct 11, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transamerica Securities Sales Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 8
Statement Regarding Rule 15c3-3 9

Supplementary Report

Supplementary Report of Auditors on Internal Control Required by SEC Rule 17a-5 10



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Transamerica Securities Sales Corporation

We have audited the accompanying statement of financial condition of Transamerica Securities Sales Corporation (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 27, 2007

Transamerica Securities Sales Corporation

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 360,180
Interest and 12b-1 fee receivable	5,005
Accounts receivable	2,242
Total assets	$ 367,427
Liabilities and shareholder's equity	
Liabilities:	
Income taxes payable to parent	$ 20,506
Due to affiliate	11,657
Total liabilities	32,163
Shareholder's equity:	
Common stock, par value $0.01 (20,000 shares authorized, 1,000 shares issued and outstanding)	10
Additional paid-in capital	189,668
Retained earnings	145,586
Total shareholder's equity	335,264
Total liabilities and shareholder's equity	$ 367,427

See accompanying notes.

Transamerica Securities Sales Corporation

Statement of Income

Year Ended December 31, 2006

Revenues:	
Commissions and 12b-1 fees from registered investment products	$ 5,719,456
Interest income	11,828
Total revenues	5,731,284
Expenses:	
Commissions paid for sale of registered investment products	5,682,106
Taxes and filing fees	6,174
Total expenses	5,688,280
Income before taxes	43,004
Federal income taxes	15,052
Net income	$ 27,952

See accompanying notes.

Transamerica Securities Sales Corporation

Statement of Changes in Shareholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Par Value			
Balance at January 1, 2006	1,000	$ 10	$ 189,668	$ 117,634	$ 307,312
Net income	–	–	–	27,952	27,952
Balance at December 31, 2006	1,000	$ 10	$ 189,668	$ 145,586	$ 335,264

See accompanying notes.

Transamerica Securities Sales Corporation

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 27,952
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	59,877
Increase in interest and 12b-1 fee receivable	(1,615)
Increase in accounts receivable	(2,242)
Increase in due to affiliate	11,657
Decrease in commissions payable	(59,877)
Increase in income taxes payable to parent	12,389
Net cash provided by operating activities	48,141
Cash and cash equivalents at December 31, 2005	312,039
Cash and cash equivalents at December 31, 2006	$ 360,180

See accompanying notes.

Transamerica Securities Sales Corporation

Notes to Financial Statements

December 31, 2006

1. Organization

Transamerica Securities Sales Corporation (the "Company") is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Service Company (TSC), which is a wholly owned indirect subsidiary of AEGON N.V. (AEGON), a holding company organized under the laws of the Netherlands.

The Company has distribution agreements with Transamerica Occidental Life Insurance Company (TOLIC) to sell and distribute variable universal life insurance products offered by this affiliated company.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provision of Rule 15c3-3 of the Securities and Exchange Commission.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of a bank sponsored money market fund. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions

Commission revenue and commission expense are recorded on a trade-date basis as securities transactions occur.

3. Related-Party Transactions

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. All commission amounts earned and paid relate to these agreements. Pursuant to distribution agreements, commissions owed to representatives of the Company are paid directly to the representative by TOLIC. Accordingly, commissions and 12b-1 fees receivable and commissions and 12b-1 fees payable are settled on a net basis with the affiliated companies. AEGON provides certain personnel and other support services to the Company.

4. Federal Income Taxes

The Company files a consolidated federal income tax return with its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The federal income tax liability differs from the statutory rate of 35% due to certain nondeductible expenses. Current taxes due are recorded as a current income tax payable and are expected to settle through an intercompany payable to TSC or one of its affiliates.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of approximately $330,128, which was $325,128 in excess of the required net capital of $5,000.

Supplemental Information

Transamerica Securities Sales Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital:	
Total shareholder's equity	$ 335,264
Total shareholder's equity qualified for net capital	$ 335,264
Nonallowable assets	–
Net capital before haircuts on securities positions	335,264
Haircuts on securities (money market fund)	(5,136)
Net capital	$ 330,128
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,144
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 325,128
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 326,912
Computation of aggregate indebtedness:	
Total liabilities and aggregate indebtedness	$ 32,163
Ratio of aggregate indebtedness to net capital	0.10
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA focus filing.

Transamerica Securities Sales Corporation

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Transamerica Securities Sales Corporation

In planning and performing our audit of the financial statements of Transamerica Securities Sales Corporation (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

3. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2007

END